

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0306

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 1, 2006

Ernest Letiziano
Signet International Holdings, Inc.
205 Worth Avenue, Suite 316
Palm Beach, Florida 33480

> **Re:** **Signet International Holdings, Inc.**
> **Item 4.02 Form 8-K**
> **Filed January 25, 2006**
> **File No. 0-51185**

Dear Mr. Letiziano:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated January 24, 2006

1. Please amend your filing to disclose when you concluded that your financial statements should no longer be relied on.

2. Disclose the date you were advised or notified that disclosure should be made or action taken to prevent future reliance on a previously issued audit report or completed interim review.

3. Revise to identify the specific financial statements that should no longer be relied upon.

4.      Revise to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing.

5.      Item 4.02(c) of Form 8-K requires you to provide your independent accountant with a copy of the disclosure you are making in response to Item 4.02(b) and request that they furnish you with a letter stating whether they agree with the statements you have made in response to Item 4.02(b).  If your independent accountant does not agree with your disclosure, they should explain why not. Amend your Form 8-K to file this letter as an exhibit no later than two business days after you receive it.

6.      We note that you intend to file restated financial statements. Please tell us how, and when, you will file them.

7.      Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Forms affected by the restatement.  Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year end.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated

by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Babette Cooper at (202) 551-3396

Sincerely,


Babette Cooper
Staff Accountant